Exhibit 3(e)

CERTIFICATE ELIMINATING SERIES A PARTICIPATING PREFERRED STOCK
OF HEWLETT-PACKARD COMPANY

                The undersigned, Charles N. Charnas, does hereby certify that:

                1.             The undersigned is the duly elected and acting Vice President, Deputy General Counsel and Assistant Secretary of Hewlett-Packard Company, a Delaware corporation (the “Corporation”).

                2.             Pursuant to authority conferred upon the Board of Directors of the Corporation by the Certificate of Incorporation of the Corporation, on January 18, 2003 the Board of Directors adopted the following resolutions by a unanimous vote, which resolutions relate to the previously-issued dividend of one right (each, a “Right” and collectively, the “Rights”) in respect of each share of Common Stock, par value $0.01 per share, of the Corporation to purchase shares of Series A Participating Preferred Stock, par value $0.01 per share, of the Corporation (“Series A Preferred Stock”) pursuant to a Preferred Stock Rights Agreement, dated as of August 31, 2001 (the “Rights Agreement”), between the Corporation and Computershare Investor Services, LLC, each such Right representing the right to purchase one one-thousandth of a share of Series A Preferred Stock upon the terms and subject to the conditions set forth in the Rights Agreement:

                “WHEREAS, none of the authorized shares of Series A Preferred Stock issuable upon the exercise of  Rights are outstanding, and none of the authorized shares of Series A Preferred Stock issuable upon the exercise of Rights will be issued subject to that certain Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock of the Corporation filed with the Secretary of State of the State of Delaware on September 4, 2001 (the “Certificate of Designation”); and

                “WHEREAS, the Board of Directors has determined that it would be desirable and in the best interests of the Corporation and its stockholders to eliminate the Series A Preferred Stock issuable upon the exercise of Rights.

                “NOW, THEREFORE, BE IT RESOLVED: That the Corporation be, and hereby is, authorized and directed to file with the Secretary of State of the State of Delaware a certificate containing these resolutions, with the effect under the General Corporation Law of the State of Delaware of eliminating from the Certificate of Incorporation of this Corporation all matters set forth in the Certificate of Designation with respect to the Series A Preferred Stock.

                “RESOLVED FURTHER: That the Authorized Persons be, and each hereby is, authorized and directed, for and on behalf of the Corporation and in its name, to take such actions as they may deem necessary or appropriate to carry out the intent of the foregoing resolutions in accordance with the applicable provisions of the General Corporation Law of the State of Delaware.”

                The Authorized Persons include Carleton S. Fiorina, Robert P. Wayman, Ann O. Baskins and Charles N. Charnas, and any persons authorized by any of the foregoing.

I further declare under penalty of perjury that the matters set forth in this Certificate are true and correct of my own knowledge.

Executed at Palo Alto, California on February 3, 2003.

Hewlett-Packard Company

/s/ Charles N. Charnas
Charles N. Charnas
Vice President, Deputy General Counsel and Assistant Secretary